UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 19) *

                        ELRON ELECTRONIC INDUSTRIES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   290160-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kurt Keren, Adv.
                      Discount Investment Corporation Ltd.
                        The Triangular Tower, 44th Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 31, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 20 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     PEC Israel Economic Corporation
     13-1143258
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Maine
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            360,484
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        360,484
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     360,484
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 20 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Loans Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            10,124,588
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,124,588
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,124,588
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     34.15%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 20 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,967,334*

Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,967,334*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,967,334*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     50.48%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Includes (i) 360,484 Ordinary Shares held by PEC and (ii) 10,124,588 Ordinary Shares held by DIC Loans. Does not include 345 Ordinary Shares held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd., an indirect subsidiary of DIC, as portfolio manager (the "Epsilon Clients' Shares"). The Reporting Person disclaims beneficial ownership of the Epsilon Clients' Shares. See also Item 5.

** Excludes the Epsilon Clients' Shares.


                               Page 4 of 20 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,967,476*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,967,476*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,967,476*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     50.48%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Includes (i) 14,967,334 Ordinary Shares owned by DIC and (ii) 142 Ordinary Shares held by a subsidiary of Taavura Holdings Ltd. ("Taavura"), an indirect subsidiary of IDB Development, for its own account. Does not include (i) 429,682 Ordinary Shares which are held for members of the public through provident funds, mutual funds, pension funds and exchange traded funds, which are managed by companies controlled by Clal Insurance Enterprises Holdings Ltd., a subsidiary of IDB Development and (ii) the Epsilon Clients' Shares (collectively, the "Managed Shares"). The Reporting Person disclaims beneficial ownership of the Managed Shares. See also Item 5

** Excludes the Managed Shares.


                               Page 5 of 20 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,967,476*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,967,476*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,967,476*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     50.48%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Includes (i) 14,967,334 Ordinary Shares owned by DIC and (ii) 142 Ordinary Shares held by a subsidiary of Taavura for its own account. Does not include the Managed Shares. The Reporting Person disclaims beneficial ownership of the Managed Shares. See also Item 5.

** Excludes the Managed Shares.



                               Page 6 of 20 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,967,476*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,967,476*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,967,476*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     50.48%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Includes (i) 14,967,334 Ordinary Shares owned by DIC and (ii) 142 Ordinary Shares held by a subsidiary of Taavura for its own account. Does not include the Managed Shares. The Reporting Person disclaims beneficial ownership of the Managed Shares. See also Item 5.

** Excludes the Managed Shares.


                               Page 7 of 20 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,967,476*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,967,476*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,967,476*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     50.48%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Includes (i) 14,967,334 Ordinary Shares owned by DIC and (ii) 142 Ordinary Shares held by a subsidiary of Taavura for its own account. Does not include the Managed Shares. The Reporting Person disclaims beneficial ownership of the Managed Shares. See also Item 5.

** Excludes the Managed Shares.


                               Page 8 of 20 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,967,476*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,967,476*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,967,476*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     50.48%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Includes (i) 14,967,334 Ordinary Shares owned by DIC and (ii) 142 Ordinary Shares held by a subsidiary of Taavura for its own account. Does not include the Managed Shares. The Reporting Person disclaims beneficial ownership of the Managed Shares. See also Item 5.

** Excludes the Managed Shares.


                               Page 9 of 20 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,967,476*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,967,476*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,967,476*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     50.48%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Includes (i) 14,967,334 Ordinary Shares owned by DIC and (ii) 142 Ordinary Shares held by a subsidiary of Taavura for its own account. Does not include the Managed Shares. The Reporting Person disclaims beneficial ownership of the Managed Shares. See also Item 5.

** Excludes the Managed Shares.


                              Page 10 of 20 pages

This Amendment No. 19 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.003 per share, of Elron Electronic Industries Ltd. (the "Statement"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of purchases of Ordinary Shares by DIC.

The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

Item 2.      IDENTITY AND BACKGROUND

         (a), (b) and (c):        The Reporting Persons.

As of June 6, 2010:

      IDB Development owned approximately 73.5% of the outstanding shares of DIC.

      IDB Holding owned all (100%) of the outstanding shares of IDB Development.

      Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 56.3% and 12.4% respectively of the outstanding shares of, and control, Ganden Holdings. Other than Shelly Bergman, only one of Ganden Holdings' other shareholders, owning approximately 1.7% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions.

      Ganden Holdings owned approximately 54.7% of the outstanding shares of IDB Holding, including approximately 37.2% of the outstanding shares of IDB Holding owned through Ganden which is a wholly owned subsidiary of Ganden Holdings. Approximately 31% of the outstanding shares of IDB Holding owned by Ganden are subject to the Shareholders Agreement. The additional shares of IDB Holding owned by Ganden and Ganden Holdings are not subject to the Shareholders Agreement. Substantially all of the shares of IDB Holding owned by Ganden and Ganden Holdings have been pledged to financial institutions as collateral for loans taken to finance the purchase of these shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell these shares.

      Shelly Bergman owned through private Israeli corporation which is wholly owned by her approximately 4.2% of the outstanding shares of IDB Holding. These shares of IDB Holding are not subject to the Shareholders Agreement.

      Ruth Manor owned through a private Israeli corporation which is controlled by her approximately 13.3% of the outstanding shares of IDB Holding, including approximately 10.2% of the outstanding shares of IDB Holding owned through Manor which is a majority owned subsidiary of the above-mentioned private corporation. Approximately 10.2% of the outstanding shares of IDB Holding owned by Manor are subject to the Shareholders Agreement. The additional shares of IDB Holding owned these corporations are not subject to the Shareholders Agreement.

      Avraham Livnat owned through a private Israeli corporation which is controlled by him approximately 13.3% of the outstanding shares of IDB Holding, including approximately 10.2% f the outstanding shares of IDB Holding owned through Livnat which is a wholly owned subsidiary of the above-mentioned corporation. Approximately 10.2% of the outstanding shares of IDB Holding owned by Livnat are subject to the Shareholders Agreement. The additional shares of IDB Holding owned these corporations are not subject to the Shareholders Agreement.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) PEC, (ii) DIC Loans,
(iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Statement.

      (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:


                              Page 11 of 20 pages

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv District Court in November 2004 in appeal proceedings initiated by them in June 2002, and reinstated their conviction by the Tel Aviv Magistrate's Court back in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In April 2010, the Supreme Court imposed on DIC a fine penalty of NIS 800,000 (then approximately $215,900). None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve Elron or its business in any way.

      (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      From May 26, 2010 through June 6, 2010 DIC purchased a total of 525,223 Ordinary Shares for an aggregate purchase price of NIS 12,700,776 (then approximately $3,312,230), in cash, using its own funds to pay such aggregate purchase price.

Item 4.        PURPOSE OF TRANSACTION

      The Ordinary Shares acquired by DIC as set forth in this Amendment were purchased for investment purposes.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER

      As of June 6, 2010:

PEC beneficially owned 360,484 Ordinary Shares, or approximately 1.22% of the outstanding Ordinary Shares. PEC shares the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 10,124,588 Ordinary Shares, or approximately 34.15% of the outstanding Ordinary Shares. DIC Loans shares the power to vote and dispose of these Ordinary Shares.

DIC owned directly 4,482,262 Ordinary Shares, or approximately 15.12% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares and may be deemed to be the beneficial owner of, and to share to power to vote and dispose of, the 360,484 Ordinary Shares owned by PEC and the 10,124,588 Ordinary Shares owned by DIC Loans, or a total of 14,967,334 Ordinary Shares, constituting approximately50.48% of the outstanding Ordinary Shares.

IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 14,967,334 Ordinary Shares owned by DIC, and 142 Ordinary Shares held by a subsidiary of Taavura for its own account, or a total of 14,967,476 Ordinary Shares, constituting approximately 50.48% of the outstanding Ordinary Shares. IDB Development disclaims beneficial ownership of all the Ordinary Shares held by PEC, DIC Loans, DIC and Taavura's subsidiary.

IDB Holding and the Reporting Persons who are natural persons may each be deemed to be the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 14,967,476 Ordinary Shares beneficially owned by PEC, DIC Loans, DIC and Taavura's subsidiary, constituting approximately 50.48% of the outstanding Ordinary Shares. Each of these Reporting Persons disclaims beneficial ownership of all the Ordinary Shares held by PEC, DIC Loans, DIC and Taavura's subsidiary.

Elron advised the Reporting Persons that as of June 6, 2010 there were 29,650,017 Ordinary Shares outstanding, and the percentages of outstanding Ordinary Share set forth above are based on this number.



                              Page 12 of 20 pages

      From May 26, 2010 through June 6, 2010 DIC purchase a total of 525,223 Ordinary Shares for an aggregate purchase price of NIS 12,700,776 (approximately $3,312,230), excluding commissions, as set forth in Appendix 1 attached to this Amendment and incorporated herein by reference. The purchases of Ordinary Shares from May 26, 2010 through May 31, 2010 and on June 6, 2010 (a total of 480,748 Ordinary Shares) were made in open market transactions on the Tel Aviv Stock Exchange. The purchase of 44,475 Ordinary Shares on June 1, 2010 was made in a negotiated transaction.

      Except as set forth above, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days preceding May 31, 2010 and thereafter through June 6 2010.

      Information provided to the Reporting Persons indicates that executive officers and directors of IDB Holding, IDB Development, DIC, PEC and DIC Loans owned as of June 6, 2010 an aggregate of 90,406 Ordinary Shares (including 90,000 Ordinary Shares that may be acquired pursuant to options which are exercisable within 60 days from June 6, 2010 to purchase such shares from Elron). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days preceding May 31, 2010 and thereafter through June 6 2010.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS

Appendix 1 -     The purchases of Ordinary Shares made by DIC from May 26, 2010 through June 6, 2010.

Schedules         Name, citizenship, residence or business address and present
A, B, C, D  -     principal occupation of the irectors and executive officers of
and E             (i) d PEC, (ii) DIC Loans, (iii) DIC, (iv) IDB Development and
                  (v) IDB Holding

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 19 is true, complete and correct.

Date: June 7, 2010


                    PEC ISRAEL ECONOMIC CORPORATION
                    DIC LOANS LTD.
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY:      DISCOUNT INVESTMENT CORPORATION LTD.

                                        (signed)
                    BY:      ______________________________
                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of PEC Israel Economic Corporation, DIC Loans Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No.
                    18 of the Statement as Exhibits 1 through 8.


                              Page 13 of 20 pages

                                                                      Appendix 1

PURCHASES OF ORDINARY SHARES MADE BY DIC FROM MAY 26, 2010 THROUGH JUNE 6, 2010

DATE OF TRANSACTION      NUMBER OF ORDINARY SHARES PURCHASED     PRICE PER SHARE
May 26, 2010                              765                       NIS 20.54
                                        1,948                           20.60
                                          300                           20.63
                                        1,172                           20.65
                                          300                           20.66
                                          400                           20.68
                                          405                           20.69
                                        5,232                           20.70
                                        5,998                           20.90
                                          400                           20.92
                                        5,364                           20.95
--------------------------------------------------------------------------------
May 31, 2010                              338                           22.00
                                          250                           22.19
                                          277                           22.20
                                          975                           22.42
                                          455                           22.43
                                        1,970                           22.44
                                          199                           22.58
                                        1,000                           22.69
                                          660                           22.70
                                        1,000                           22.72
                                          206                           23.10
                                          200                           23.20
                                          144                           23.23
                                          248                           23.50
                                          836                           23.66
                                        5,000                           23.70
                                          400                           23.78
                                        3,104                           23.80
                                        2,000                           23.82
                                        3,717                           23.85
                                        1,258                           23.89
                                       16,707                           23.90
                                       10,255                           23.93
                                          932                           23.97
                                          910                           23.99
                                          990                           24.00
                                          250                           24.30
                                      384,814                           24.50
-------------------------------------------------------------------------------
June 1, 2010                           44,475                           24.50
--------------------------------------------------------------------------------
June 6, 2010                              169                           21.96
                                        1,408                           21.98
                                           84                           22.00
                                          623                           22.11
                                           84                           22.12
                                          595                           22.15
                                          219                           22.33
                                          514                           22.38
                                          100                           22.40
                                          504                           22.44
                                        2,677                           22.45
                                           90                           22.46
                                          663                           22.47
                                          700                           22.48
                                        1,229                           22.49
                                        9,710                           22.50
--------------------------------------------------------------------------------

                              Page 14 of 20 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                         PEC ISRAEL ECONOMIC CORPORATION
                            (as of June 6, 2010)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
Raanan Cohen                                    Director & President  Vice President of DIC; Chief Executive Officer of Koor
3 Azrieli Center, The Triangular Tower 44th                           Industries Ltd..
floor, Tel-Aviv 67023, Israel


Michel Dahan                                    Director & Treasurer  Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Kurt Keren                                      Director & Corporate  Corporate Secretary of DIC.
3 Azrieli Center, The Triangular Tower 44th     Secretary
floor, Tel-Aviv 67023, Israel

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                                 DIC LOANS LTD.
                            (as of June 6, 2010)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director &            Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower 44th     Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Kurt Keren                                      Director              Corporate Secretary of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller           Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


     ======================================================================


                              Page 15 of 20 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                      DISCOUNT INVESTMENT CORPORATION LTD.
                            (as of June 6, 2010)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding; IDB Development,
3 Azrieli Center, The Triangular Tower,         Board of Directors    DIC and Clal; Businessman and director of
44th floor, Tel-Aviv 67023, Israel                                    companies.

Zehava Dankner                                  Director              director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th                          Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Mark Schimmel (*)                               Director              Co-Managing Director of UKI Investments.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Prof. Niv Ahituv
33 Drezner Street,Tel Aviv 69496, Israel.       External Director     Professor at the Faculty of Management in the
                                                                      Tel Aviv University.

Isaac Manor (**)                                Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (**)                                 Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.




                              Page 16 of 20 pages

Haim Gavrieli                                   Director              Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th                          Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer     Chairman of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC; Co-Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Chief Financial Officer of
3 Azrieli Center, The Triangular Tower, 44th    Chief Financial       DIC.
floor, Tel-Aviv 67023, Israel                   Officer

Asaf Topaz                                      Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller           Comptroller of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*)      Dual citizen of Israel and the United Kingdom.
(**)     Dual citizen of Israel and France.



     ======================================================================

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                        IDB DEVELOPMENT CORPORATION LTD.
                            (as of June 6, 2010)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding; IDB Development,
3 Azrieli Center, The Triangular Tower,         Board of Directors    DIC and Clal; Businessman and director of
44th floor, Tel-Aviv 67023, Israel                                    companies.

Zehava Dankner                                  Director              director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel.

Avi Fischer                                     Deputy Chairman       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal.

Zvi Livnat                                      Deputy Chairman       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal.


                              Page 17 of 20 pages

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens, London NW11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th
floor, Tel-Aviv 67023, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      Director              Director of companies.
18 Nahal Soreq Street, Modi'in 71700, Israel

Prof. Yoram Margalioth                          Director              Senior lecturer (expert on tax laws) at the Faculty of
16 Ha'efroni Street,                                                  Law in the Tel Aviv University.
Raanana 43724, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes (1)                                 Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gonen Bieber **                                 Vice President and    Vice President and Chief Financial Officer of
3 Azrieli Center, The Triangular Tower, 45th    finance manager       Clal; Vice President and finance manager of IDB
floor, Tel-Aviv 67023, Israel                                         Development; Finance manager of IDB Holding.

Haim Gavrieli                                   Executive Vice        Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    President             Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel


                              Page 18 of 20 pages

Haim Tabouch                                    Vice President         Vice President Comptrolling of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptrolling           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Amir Harosh                                     Comptroller            Comptroller of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Inbal Tzion                                     Vice President and     Vice President and Corporate Secretary of IDB
3 Azrieli Center, The Triangular Tower, 44th    Corporate Secretary    Development; Corporate Secretary of IDB Holding.
floor, Tel-Aviv 67023, Israel

(*)      Dual citizen of Israel and France.
(**)     Dual citizen of Israel and Germany.

(1)      As of June 6, 2010 Mr. Hannes owned 406 Ordinary Shares

     ======================================================================

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                            (as of June 6, 2010)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding, IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal; Businessman and director of companies.
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
103 Kahanman Street,                            the Board of          of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel                         Directors

Arie Mientkavich (1)                            Vice Chairman of      Chairman of Elron; Deputy Chairman of Gazit-Globe
3 Azrieli Center, The Triangular Tower, 42nd    the Board of          Ltd. and Chairman of Gazit-Globe Israel
floor, Tel-Aviv 67023, Israel                   Directors             (Development) Ltd.

Zehava Dankner                                  Director               Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes (2)                                 Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.


Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.;
3 Azrieli Center, The Triangular Tower, 44th                          Co-Chairman of Shufersal Ltd
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director               Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom


                              Page 19 of 20 pages

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Dor                                      External Director     Head of auditing of subsidiaries of Clalit Health
7 Tarad Street, Ramat Gan 52503, Israel                               Services

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
3 Biram Street, Haifa 34986, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal.

Haim Gavrieli                                   Chief Executive       Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President Comptrolling
3 Azrieli Center, The Triangular Tower, 44th                          of IDB Development.
floor, Tel-Aviv 67023, Israel

      (*)   Dual citizen of Israel and France.

      (1) As of June 6, 2010 Mr. Mientkavich owned options that are exercisable within 60 days of such date to purchase from Elron up to 90,000 Ordinary Shares at an exercise price of $15.53 per share.

      (2)   As of June 6, 2010 Mr. Hannes owned 406 Ordinary Shares.

                              Page 20 of 20 pages